650 Page Mill Road Palo Alto, CA 94304 PHONE 650.493.9300 FAX 650.493.6100 www.wsgr.com

September 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Mast
Lisa Vanjoske
Chris Edwards
Irene Paik

Re:	Kodiak Sciences Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 30, 2018
CIK No. 0001468748

Ladies and Gentlemen:

On behalf of our client, Kodiak Sciences Inc. (“Kodiak” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 10, 2018 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 30, 2018. We are also submitting this letter in response to oral comments from the Staff delivered telephonically on August 30, 2018. The Company is filing via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

The Registration Statement, as filed via EDGAR, is marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Registration Statement.

In this letter, we have recited the comments from the Staff (or in the case of oral comments, we have paraphrased the comments from the Staff) in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

September 7, 2018

Amendment No. 1 to Draft Registration Statement on Form S-1

Exhibits

1.	Please include the 2018 Employee Stock Purchase Plan as an exhibit to the registration statement or provide your analysis as to why it is not required to be filed as an exhibit.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company will file the 2018 Employee Stock Purchase Plan as an exhibit to a future amendment to the Registration Statement.

2.	Please provide your analysis as to why your agreement with Lonza AG is not required to be filed as an exhibit.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that its agreement with Lonza AG is not a material contract within the meaning of Item 601(b)(10) of Regulation S-K. Third-party manufacturing agreements such as that between Lonza AG and the Company are such as ordinarily accompany the kind of pharmaceutical discovery business conducted by the Company. Moreover, the Company has received delivery of a sufficient quantity of GMP-compliant KSI-301 drug substance to complete its planned Phase 2 clinical trials in the U.S. and EU. Accordingly, the Company is not substantially dependent on its agreement with Lonza AG to supply further drug product at this time. Because the Company’s agreement with Lonza AG is such as ordinarily accompanies the kind of business conducted by the Company, and the Company is not substantially dependent on it, the Company respectfully submits that the agreement is not material within the meaning of Item 601(b)(10) of Regulation S-K.

****

U.S. Securities and Exchange Commission

September 7, 2018

Please direct your questions or comments regarding this letter or Registration Statement to the undersigned at (206) 883-2524. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Victor Perlroth
John Borgeson
Kodiak Sciences Inc.

Jeffrey D. Saper
Bryan King
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas
Emily Roberts
Davis Polk & Wardwell LLP